UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Announces Scrip Dividend Programme in 2015
THE HAGUE, The Netherlands, March 3, 2015/PRNewswire-FirstCall/ --
Royal Dutch Shell plc ("Shell") (NYSE:RDS.A)(NYSE:RDS.B) today announces that it intends to offer the option for shareholders to receive dividends in cash or in shares via a Scrip Dividend Programme (the "Programme") with effect from the first quarter 2015 interim dividend onwards. This means that for the first quarter 2015 interim dividend, shareholders can opt to receive their dividend in shares.
Shareholders who do not join the Programme will continue to receive in cash any dividends declared by Shell.
Under the Programme shareholders will be able to increase their shareholding in
Shell by choosing to receive new fully paid shares in lieu of cash dividends paid by Shell. Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.
Shell's financial framework and priorities are unchanged. Scrip dividends offer shareholders the opportunity to receive shares as an alternative to cash dividends, and increased financial flexibility for the company in the down-cycle.
Documents providing further detail in respect of the Programme will be available in due course.
NOTE
Directors were authorised at the 2010 Annual General Meeting ("AGM") to offer shareholders the right to choose shares instead of a cash dividend. This authority was for a five year period and will cover the first quarter 2015 interim dividend. Similar authority will be sought at the 2015 AGM, however such renewal of authority will be for a three year period to comply with revised investor guidelines.
Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document "Shell", "Shell group" and
"Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
"we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries'',
"Shell subsidiaries" and "Shell companies" as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as "associates". The term
"Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks",
"schedule", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Royal
Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including
(without limitation): (a) price fluctuations in crude oil and natural gas; (b)
changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell's Form 20-F for the year ended
December 31, 2013 (available at http://www.Shell.com/investor and
http://www.sec.gov ). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, March 3, 2015. Neither Royal Dutch Shell plc nor any of its
subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
We may have used certain terms, such as resources, in this document that the
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov . You can also obtain this form from the SEC by calling 1-800-SEC-0330.

    Enquiries

    Shell Media Relations
    International: +44-20-7934-5550
    Americas: +1-713-241-4544

    Shell Investor relations
    International: +31-70-377-4540
    North America: +1-832-337-2034

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 3 March 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary